Form C

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Cover Page

Name of issuer:

Summer Jam LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

7/20/2023

Physical address of issuer:

5961 Tuxedo Terrace
Los Angeles, CA 90068

Website of issuer:

https://www.summerjamfilm.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Film Financing Agreement

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$100.00	$1,000.00
Cash & Cash Equivalents:	$100.00	$1,000.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$100.00	$1,000.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Summer Jam LLC

COMPANY ELIGIBILITY

2. ☑ **Check this box to certify that all of the following statements are true for the issuer.**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of

the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Art Horan	CEO	Bronson Park Film Co	2023
Eric Smith	Marketing, Events, and Sales Coordinating Producer	Crystal Bees Entertainment Center	2023
Bruce Taylor	Director of photography	Taylor Vision	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Art Horan	President, CEO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Bronson Park Film Co	20%+
Bruce Taylor	20%+
Eric Smith	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

> This film is independent, and the film team is small compared to larger budgeted films. Loss of any key personnel can have a negative impact on production.

> In general, investment in the film industry is highly speculative and inherently risky. There can be no assurance the investment will be returned nor of the success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted.

> International sales comprise a healthy percentage of the revenue for successful films. There is no guarantee the film will resonate in the international market.

> The theatrical success of a motion picture can remain a crucial factor in generating revenues in other media such as home video and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

> In general, the entertainment industry in general, and the motion picture industry, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in costs of producing and distributing motion pictures.

> Art Horan is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

> Summer Jam LLC was incorporated in July 2023 and has a very limited operating history upon which investors can evaluate the company's business and prospects. The company is in the early stages of documentary film production and has not yet completed its

film or generated revenue from distribution. The company's business model remains largely unproven, and there can be no assurance that the documentary will be completed on schedule, achieve distribution, or generate sufficient revenue to provide returns to investors. The company's limited track record makes it difficult to evaluate its future performance and increases the risk that the business may not succeed.

Summer Jam LLC has only three employees and depends heavily on the continued services and expertise of its small management team, including the original concert promoters and filmmakers involved in the project. The loss of any key personnel could significantly impair the company's ability to complete the documentary film, secure distribution agreements, and execute its business plan. The company does not maintain key person life insurance on any of its key personnel. Given the specialized knowledge required to tell this story authentically and the relationships necessary for securing interviews and archival materials, the departure of key team members could have a material adverse effect on the company's operations and prospects.

The documentary's success depends substantially on the company's ability to locate, secure rights to, and utilize archival footage and materials from the 1973 Summer Jam at Watkins Glen concert. The event occurred over fifty years ago, and there is no guarantee that sufficient high-quality footage exists, can be located, or can be obtained on commercially reasonable terms. The availability and technical quality of archival materials from this era may be limited, and the footage may require extensive restoration work. If the company is unable to secure adequate archival materials, or if the quality of available materials is insufficient for a professional documentary production, the company may be unable to complete the film as planned or may need to significantly alter its creative vision, which could adversely affect the documentary's commercial appeal and the company's ability to generate revenue.

The documentary features music from The Grateful Dead, The Allman Brothers Band, and The Band, all of which are iconic musical acts with complex rights ownership structures. Securing synchronization rights, master recording rights, and other necessary music licenses for these artists may be costly, time-consuming, and subject to negotiation with multiple rights holders including record labels, music publishers, estates, and individual band members or their representatives. There is no guarantee that the company will be able to secure all necessary music rights on commercially reasonable terms or at all. If the company is unable to obtain required music licenses, it may be forced to significantly alter the documentary's content, use alternative music, or abandon the project entirely. Additionally, disputes over music rights or claims of infringement could result in costly litigation and delay or prevent the documentary's distribution.

A significant portion of the documentary's appeal and authenticity depends on securing interviews with musicians, crew members, promoters, and attendees from the 1973 concert. Many of these individuals are now in their seventies or older, and some key figures may have already passed away or may be unavailable or unwilling to participate. The company's ability to complete the documentary as envisioned depends on obtaining cooperation from these aging participants within the production timeline. Health issues, scheduling conflicts, or unwillingness to participate could prevent the company from securing critical interviews, which could diminish the documentary's historical value and commercial appeal. The use of funds includes filming new interviews, but there is no guarantee that the company will be able to secure participation from desired subjects.

The company has not disclosed any existing distribution agreements for the completed documentary. The documentary film market is highly competitive, and there is no guarantee that Summer Jam LLC will be able to secure theatrical distribution, streaming platform agreements, or other distribution channels on favorable terms or at all. Even if distribution is secured, there is substantial uncertainty regarding the revenue that the documentary will generate. Revenue potential depends on numerous factors including the quality of the final product, marketing effectiveness, competition from other content, audience reception, and the terms of any distribution agreements. The company's business model appears to contemplate multiple revenue streams including theatrical release, streaming platforms, and digital sales, but none of these revenue sources are guaranteed, and the company may generate insufficient revenue to recoup investors' capital or provide any return on investment.

Summer Jam LLC has very limited cash reserves and will require the proceeds from this offering to complete production of the documentary. The funds raised are designated for filming interviews, extensive editing work, music integration, sound design, graphics, animation, credits, and meeting distribution technical requirements. There is substantial risk that the funds raised in this offering will be insufficient to complete the documentary to a professional standard suitable for commercial distribution. If the company requires additional capital beyond the proceeds of this offering, there can be no assurance that such financing will be available on acceptable terms or at all. The company's ability to raise additional funds may be limited by its early stage, lack of revenue, and the speculative nature of documentary film production. If the company is unable to obtain sufficient additional financing, it may be forced to curtail production, compromise the quality of the final product, or abandon the project entirely, resulting in a total loss of investors' capital.

Summer Jam LLC is a pre-revenue company that has not generated any income from operations. The company will not generate revenue until the documentary is completed and distributed, which may take a significant period of time and is subject to numerous uncertainties. Even after completion, there is no guarantee that the documentary will generate sufficient revenue to cover production costs, distribution expenses, and other operating costs, much less provide returns to investors. The company's path to profitability is highly uncertain and depends on factors largely outside of management's control, including audience reception, distribution terms, marketing effectiveness, and competition from other entertainment content. Investors should be prepared for the possibility that the company may never achieve profitability and that their investment could result in a total loss.

The documentary film industry and broader entertainment content market are intensely competitive. Summer Jam LLC will compete for audience attention with numerous other music documentaries, historical documentaries, streaming content, theatrical releases, and other forms of entertainment. Major streaming platforms, established production companies, and well-funded competitors have substantially greater financial resources, production capabilities, marketing budgets, and distribution relationships than the company. Additionally, the market for music documentaries focused on 1970s rock concerts may be limited to a niche audience of music enthusiasts, baby boomers with nostalgia for the era, and fans of the specific bands featured. While the company believes the story has broad appeal, there is substantial risk that audience interest will be insufficient to generate meaningful revenue, particularly given the passage of over fifty years since the original event and potential lack of awareness among younger demographics.

The documentary focuses on a 1973 rock concert featuring The Grateful Dead, The Allman Brothers Band, and The Band. While the event holds historical significance and drew a record-breaking crowd at the time, the primary audience for this content may be limited to individuals with existing interest in these bands, 1970s rock music, or music history. Younger audiences who did not experience this era may have limited interest in the subject matter, and the documentary's commercial success depends substantially on its ability to appeal beyond a core group of aging music fans. The passage of over fifty years since the original event may limit cultural relevance and audience recognition. If the documentary fails to achieve broad market appeal beyond its niche target audience, revenue generation may be substantially lower than anticipated, adversely affecting returns to investors.

Documentary film production requires clearance of numerous intellectual property rights including music rights, archival footage rights, photograph rights, trademark rights, and rights of publicity for individuals featured in the film. Summer Jam LLC must obtain proper licenses and clearances from multiple parties including record labels, music publishers, photographers, videographers, news organizations, and individuals who appear in archival materials or new interviews. The process of identifying rights holders and negotiating clearances for materials from fifty years ago may be complex, time-consuming, and expensive. There is risk that the

company may inadvertently use materials without proper authorization, or that rights holders may claim infringement after the documentary is released. Such claims could result in costly litigation, requirements to remove content from the documentary, payment of damages, or injunctions preventing distribution. Additionally, the company must ensure compliance with rights of publicity and privacy laws when featuring individuals in the documentary, and failure to obtain proper releases could expose the company to legal liability.

Documentary films that depict historical events and real individuals carry inherent risks of litigation including claims for defamation, invasion of privacy, misappropriation of likeness, and misrepresentation. Individuals featured in the documentary or parties associated with the 1973 Summer Jam concert may disagree with how they or the event are portrayed and may bring legal claims against the company. Even if such claims are without merit, defending against litigation can be costly and time-consuming, and could delay or prevent distribution of the documentary. The company may also face disputes with original promoters, band members, or other parties regarding ownership of the story, rights to use certain materials, or entitlement to proceeds from the documentary. As a small company with limited financial resources, Summer Jam LLC may lack the capital necessary to adequately defend against legal claims, which could have a material adverse effect on the company's business and financial condition.

The success of the documentary depends on consumer spending on discretionary entertainment content. During economic downturns, recessions, or periods of financial uncertainty, consumers typically reduce spending on non-essential items including entertainment, which could adversely affect ticket sales, streaming views, and digital purchases of the documentary. Additionally, the documentary's target demographic may include older individuals on fixed incomes who may be particularly sensitive to economic conditions. Broader economic factors including inflation, unemployment, and consumer confidence are beyond the company's control but could significantly impact the documentary's revenue potential and the company's ability to generate returns for investors.

An investment in Summer Jam LLC is highly speculative and involves a substantial risk of loss. The company is in the early stages of production with no revenue, limited operating history, and an unproven business model. There is no assurance that the documentary will be completed, distributed, or generate any revenue. Investors should be prepared for the possibility of losing their entire investment. The securities offered are suitable only for investors who can afford to lose their entire investment and who understand the high-risk nature of investing in early-stage entertainment production companies. Prospective investors should carefully consider their financial situation and risk tolerance before investing.

There is no public market for the securities being offered, and none is expected to develop. The securities have not been registered under the Securities Act of 1933 and are subject to transfer restrictions under federal securities laws. Investors will be required to hold the securities for an indefinite period and should not expect to be able to liquidate their investment. Even after any applicable holding periods expire, there may be no market for the securities, and investors may be unable to sell their securities or may only be able to sell them at a substantial discount to the amount invested. Investors should be prepared to hold their investment until such time, if ever, as the company achieves a liquidity event such as a sale of the company or distribution of proceeds, which may never occur. The illiquid nature of this investment means that investors will be unable to access their capital for an extended and indefinite period.

The founder of Summer Jam LLC has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle. This structure creates significant conflicts of interest because the founder has interests both as the operator of the company and as the representative of investors. Decisions that benefit the company or the founder personally may not align with the interests of other investors. The founder will have access to material non-public information about the company's operations, financial condition, and prospects that other investors may not receive. There is no independent third-party investor advocate representing the interests of crowdfunding investors. The founder may make decisions regarding investor rights, amendments to investment terms, or other matters that favor the company's interests over investor interests, and investors will have no independent representation or recourse. This conflict of interest could result in outcomes that are detrimental to investors, and investors should carefully consider this risk before investing.

Investors in this offering will hold a minority interest in Summer Jam LLC and will have no control or influence over the company's business decisions, operations, or strategic direction. The company's management will have sole discretion over all business matters including how offering proceeds are used, whether to seek additional financing, whether and when to distribute the documentary, what distribution terms to accept, and whether to sell the company. Investors will have no ability to influence these decisions even if they disagree with management's choices. The company is not obligated to pay dividends or make distributions, and management will determine in its sole discretion whether and when any distributions are made to investors. Investors will be dependent entirely on the management team's skill, judgment, and integrity, and will have limited or no information rights to monitor the company's progress or hold management accountable for their decisions.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Summer Jam, LLC expects to use proceeds approximately as follows: 27% New Interview Production, 41% Post-Production Editing, 13% Music, Sound & Graphics, 11.5% Distribution Technical Delivery, and 7.5% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on production schedules, vendor availability, and other unforeseen circumstances.

If we raise: **$124,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Summer Jam, LLC expects to use proceeds approximately as follows: 18% New Interview Production, 27% Post-Production Editing, 13% Music, Sound & Graphics, 13% Archival Footage Licensing, 21.5% Distribution & Marketing, and 7.5% Wefunder fee and related offering expenses. Management expects to apply excess proceeds toward expanded distribution and archival licensing but may reallocate among categories as production needs and market conditions evolve.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

- Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
- Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
- Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
- Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
- Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
- Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
- Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Prioritized return of Principal from revenue off the top less distribution costs Plus Prioritized Premium of 15% above Principal Plus a pro rata share of net proceeds out of 50% of the revenue See exact security attached as Appendix B, Investor Contracts.

RECOUPMENT: Producer agrees to repay to Financier the Financing, together with a fifteen percent (15%) premium thereon, solely from Gross Receipts (if any), plus a share of Net Receipts (if any) in accordance with this Paragraph 6. "Gross Receipts" as used herein shall mean all non-returnable, non-forfeitable sums actually received by Producer or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture, any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto, and any other funds received by or credited to Producer or any of its affiliated or related parties from the exploitation of the Picture. Net Receipts are described in subparagraph 6g, below. Gross Receipts of the Picture, if any, shall be allocated in the following order:

- First, to the payment of those items constituting usual and customary "Sales and Distribution Costs." These are more fully detailed in Exhibit "A" attached to the filed contract (and includes, for example, sales fees, distribution expenses, delivery costs, insurance premiums, copyright costs, and other filing fees).
- Next, to Investor (and any additional Investors on a pro rata pari passu basis in accordance with their respective Investment) until all

Next, to Investor (and any additional Investors on a pro rata pari passu basis in accordance with their respective investment) until all Investors have received One Hundred Percent (100%) of the Investment.

Next, for the payment of any actual Production Deferments. As used herein, "Production Deferments" shall mean arrangements, if any, for the deferral of some or all the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services. Additionally, if the actual total costs of the Picture's production exceed the Production Budget and if a portion of The Company fees and reimbursements were deferred, they will be paid hereupon, on a pro rata basis with all other Deferments.

Next, to the payment to Investor (and any additional Investors) of a fifteen percent (15%) premium on their investment, on a pro rata basis.

Next, to the payment of any verifiable loans and other debt incurred, if any, in connection with the Project, plus reasonable interest thereon

Finally, to Net Receipts. "Net Receipts," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (f) above. Net Receipts shall be allocated as follows:

Fifty Percent (50%) of Net Receipts shall be paid out to all Investors on a pro rata basis determined by the amount of each Investor's Investment ("Investor's Share").

Simultaneously, the balance of Net Receipts NOT paid to Investors shall be paid to The Company ("The Company's Share").

14. Do the securities offered have voting rights?

- ☐ Yes
- ☑ No

15. Are there any limitations on any voting or other rights identified above?

N/A: no voting rights.

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered may be modified by mutual agreement between the issuer and investors, subject to compliance with applicable securities laws. Any material changes will be disclosed to investors, and if required, investors will be given the option to reconfirm or withdraw their investment before such changes take effect.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A. This is an LLC that does not issue units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.
Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- [ ] Yes
- [x] No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Summer Jam LLC is a film production company creating a documentary about the historic 1973 Summer Jam at Watkins Glen rock concert. The company is led by the original concert promoters and veteran filmmakers to tell the story of this record-breaking event that drew 600,000 attendees.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of October 5, 2026, we had cash and cash equivalents of approximately $100.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $100 and our current and non-current liabilities, as reflected in available financial statement fields, were $100.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $100.

Based on our current operations, we have a monthly net cash burn of approximately $7,500.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years. We have been funded by $80,000 in donations.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to film several new interviews and editing to include music, sound, graphics, animation, opening and closing credits and distribution technical requirements. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Art Horan, certify that:

(1) the financial statements of Summer Jam LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Summer Jam LLC included in this Form reflects accurately the information reported on the tax return for Summer Jam LLC filed for the most recently completed fiscal year.

Art Horan

Art Horan
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.summerjamfilm.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Summer Jam LLC Film Financing Contract 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Art Horan
- Bruce Taylor
- Eric Smith

Appendix E: Supporting Documents

- Attachment #24812

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
  Summer Jam LLC Film Financing Contract 2026
Appendix C: Financial Statements
  Financials 1
Appendix D: Director & Officer Work History
  Art Horan
  Bruce Taylor
  Eric Smith
Appendix E: Supporting Documents

Attachment #24812

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Summer Jam LLC

By

Art Horan

Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Art Horan

Producer
10/5/2026

Eric Smith

Producer
10/5/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.